FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

Fourth Quarter 2008

  At TELMEX, we have the commitment of increasing broadband penetration to reduce the digital divide in the country. Between 2007 and 2008, the number of broadband Infinitum customers increased close to 175%, reaching 5.0 million broadband services, which has made Mexico one of the countries among the members of the OECD with the highest growth rates in this type of service (OECD-Broadband portal).

  This growth has been mainly driven by the sale of more than 1.8 million computers since 1999 in instalments of up to 48 months. The main limitation for broadband growth is the lack of computers in Mexican homes since only 25.7% of them have a computer, significantly below the average of close to 66.3% of the countries that are members of the OECD. In 2009, TELMEX will continue with these initiatives.

  TELMEX has driven penetration of multi-services packages in order to support the family economy for the different consumption profiles of our customers. These packages offer access to broadband and different voice services with discounts of up to 42%. One example is the "Paquete Conectes" that for 389 pesos per month, VAT included ($338.3 pesos per month plus 15% VAT, equivalent to 24.2 dollars).

  2009 is the ninth consecutive year that TELMEX will continue reducing the prices of its services that were already very competitive when compared with other member countries of the OECD, notwithstanding the prevailing conditions in the domestic and world financial markets and the devaluation of the peso. This initiative supports the economy of Mexican families, companies and in particular small and medium-sized businesses.

  Among other complementary services that TELMEX offers are billing and collection services through the telephone bill. To date, we have more than 980 contracts with companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México (Telecomm Telégrafos, a decentralized entity of the SCT). Recently, satellite TV services provided by Dish México were incorporated in this service. According to Dish México, close to 55% of its new customers did not have pay TV services and 51% of customers have decided to make their payments through their telephone bill. It is important to highlight that the billing and collection service is available as well to other Pay TV operators if they request it.

  The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 28 months ago. TELMEX has met the requirements and, to date there has not been a favorable resolution form the authority to offer Pay TV services. This situation is delaying the technological development of the country and is avoiding consumers to enjoy the benefits of convergence and access to a better offering and more competitive prices of telecommunications services.

  Due to the legal uncertainty, the strong investments that were programmed for 2009 for approximately 12 billion pesos will be substantially reduced. It is important to highlight that in spite of this; we will maintain state-of-the-art technology to offer better products and services and will continue to drive broadband penetration to promote digital culture and the technological development of the country.

  TELMEX's market share in fixed lines is similar to those of incumbent operators in other countries, such as the US with 89.8%, Spain 87.8%, Brazil 87.5%, Italy 93.6% and Germany with 98.0% (Global wireline matrix, Merrill Lynch 2008). If cellular and pay TV users are included in the calculation, TELMEX's market share would be approximately 16.7%.

  TELMEX's total debt at December 31, 2008, was the equivalent of 7.908 billion dollars. Only 10.4% of that amount is exposed to exchange rate fluctuations because we have hedged 5.451 billion dollars. Total net debt (3) was equivalent to 7.455 billion dollars, 464 million dollars lower than in 2007.

  In the fourth quarter, total revenues were 31 billion pesos, 2.7% lower than the same period of the previous year. These results reflected decreases of 9.0% and 6.7% in local and long distance revenues, respectively, as well as increases of 27.8% in Internet access revenues and 7.9% in corporate networks revenues.

  From October to December, EBITDA (1) totaled 13.8 billion pesos, 2.7% lower than the fourth quarter of the previous year. Operating income totaled 9.3 billion pesos, 2.0% lower than last year's fourth quarter.

  Majority income from continuing operations in the quarter totaled 2.978 billion pesos, 55.0% lower than the same period of last year. In the fourth quarter, earnings per share were 16 Mexican cents, a decrease of 52.9%, and earnings per ADR (2) were 26 US cents, a decrease of 58.7% compared with the fourth quarter of 2007.

  Capital expenditures (capex) were equivalent to 879 million dollars for the twelve months. In the quarter, the company used 1.791 billion pesos to repurchase 146 million 860 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the fourth quarter, including the effect of number portability that began in July 2008, the number of lines in service was 17.589 million, 83 thousand lower than third quarter 2008. The number of disconnections is occurring mainly as a result of the competition from fixed, mobile and Pay TV companies.

Of our lines in service, approximately 56.6% or 10.0 million are in areas that interest competitors and where they also have presence. However, 7.6 million lines are in areas that hold no interest to competitors. For the twelve months these lines generated revenues of approximately 19.823 billion pesos and an operating loss of 2.761 billion pesos.

Local traffic volume continues to be affected mainly by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic. During the fourth quarter, local traffic decreased 9.6% compared with the same period of 2007, with a total of 5.419 billion local calls.

Long distance

Form October to December, domestic long distance (DLD) traffic increased 7.6% compared with last year's fourth quarter, totaling 4.920 billion minutes, due to more package offerings that include DLD minutes and higher traffic from long distance operators, offset by the decrease in termination traffic with cellular operators.

In the fourth quarter, outgoing international long distance (ILD) traffic decreased 14.3% compared with last year's fourth quarter, totaling 420 million minutes. Incoming international long distance traffic increased 2.0% compared with the same period of the previous year, totaling 1.772 billion minutes. The incoming-outgoing ratio was 4.2x.

Interconnection

In the fourth quarter, interconnection traffic totaled 11.453 billion minutes, 0.2% lower than fourth quarter of 2007. Calling party pays traffic decreased 5.3% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 1.4%.

Internet access

At TELMEX, we have the commitment of increasing broadband penetration to reduce the digital divide in the country. Between 2007 and 2008, the number of broadband Infinitum customers increased close to 175%, reaching 5.0 million broadband services, which has made Mexico one of the countries among the members of the OECD with the highest growth rates in this type of service (OECD-Broadband portal).

This growth has been mainly driven by the sale of more than 1.8 million computers since 1999 in instalments of up to 48 months. The main limitation for broadband growth is the lack of computers in Mexican homes since only 25.7% of them have a computer, significantly below the average of close to 66.3% of the countries that are members of the OECD. In 2009, TELMEX will continue with these initiatives.

TELMEX has driven penetration of multi-services packages in order to support the family economy for the different consumption profiles of our customers. At year-end 2008, there were 4.3 million packages. These packages offer access to broadband and different voice services with discounts of up to 42%. One example is the "Paquete Conectes" that for 389 pesos per month, VAT included ($338.3 pesos per month plus 15% VAT, equivalent to 24.2 dollars).

.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the fourth quarter, revenues totaled 31 billion pesos, a decrease of 2.7% compared with the same period of the previous year. These results include decreases of 9.0% and 6.7% in local and long distance services, respectively, and 11.6% in interconnection revenues. The decrease in interconnection revenues reflected declines of 5.3% in traffic volume and 8.5% in the calling party pays rate. On the other hand, Internet access revenues were up 27.8%, corporate networks revenues increased 7.9%, and other revenues, which includes Tiendas TELMEX (TELMEX stores), were up 25.9%.

  Local: Local revenues totaled 11.804 billion pesos in the fourth quarter; a decrease of 9.0% compared with the same quarter of 2007, due to the 7.6% reduction of revenue per local billed call and to the decrease in local traffic.

  DLD: In the quarter, DLD revenues totaled 3.570 billion pesos, 14.1% lower than the fourth quarter of 2007. The 7.6% increase in traffic was not enough to offset the 21.9% decrease in the average revenue per minute. The introduction of packages increases the use of long distance services but reduces average revenue per minute.

  ILD: From October to December of 2008, ILD revenues totaled 2.407 billion pesos, an increase of 7.1% compared with the fourth quarter of the previous year. Outgoing revenues declined 12.6% to 1.266 billion pesos compared with the fourth quarter of 2007 due to a mix of factors, including a decrease in outgoing traffic of 14.3% and a 2.1% increase in the average revenue per minute. Incoming international long distance revenues totaled 1.141 billion pesos, an increase of 42.7% compared with the fourth quarter of 2007, mainly because of a higher peso-dollar exchange rate in the fourth quarter of 2008.

  Interconnection: In the fourth quarter, interconnection revenues decreased 11.6% to 4.756 billion pesos compared with the same period of 2007, mainly due to the 5.3% decline in calling party pays traffic and the decrease of 8.5% in the calling party pays rate.

  Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 3.249 billion pesos, 7.9% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services which offset the reduction in unit prices of these services.

  Internet: Revenues from Internet access in the fourth quarter totaled 3.670 billion pesos, 27.8% higher than last year's fourth quarter due to the increase of 57.1% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the quarter, total costs and expenses were 21.715 billion pesos, a decrease of 3.0% compared with the fourth quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use and the 9.7% decrease in the amount paid to cellular operators for calling party pays services, offset by higher charges related to the sale of computers and equipment for customers and cost increases for goods and services.

  Cost of sales and services: In the fourth quarter, cost of sales and services increased 1.9% compared with the same period of 2007, totaling 8.742 billion pesos, due to higher computer and telecommunications equipment costs and to the increase in the prices of our goods and services.

  Commercial, administrative and general: In the fourth quarter, commercial, administrative and general expenses totaled 5.188 billion pesos, 2.2% lower than last year's fourth quarter due to initiatives carried out to optimize resources, which were offset by higher commissions associated with the increase in broadband services.

  Interconnection: Interconnection costs totaled 3.261 billion pesos, a decrease of 13.8% compared with the fourth quarter of 2007 as a result of the 9.7% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 5.3% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.3% to 4.524 billion pesos due to a lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 13.776 billion pesos in the fourth quarter, a decrease of 2.7% compared with the same period of last year. The EBITDA margin was 44.5%. Operating income totaled 9.252 billion pesos in the fourth quarter and the operating margin was 29.9%.

Comprehensive financing cost: In the fourth quarter, comprehensive financing cost produced a charge of 3.808 billion pesos. This resulted from: i) a net interest charge of 2.171 billion pesos, 993 million pesos more than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps; ii) a net exchange loss of 1.637 billion pesos from the fourth-quarter exchange rate depreciation of 2.7464 pesos per dollar, offset by 5.451 billion dollars in dollar-peso hedges, and iii) recognition of a decline in the monetary position of 1.037 billion pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: In the fourth quarter, majority income from continuing operations totaled 2.978 billion pesos, 55.0% lower than the same period of the previous year. Earnings per share were 16 Mexican cents, a year-over-year decrease of 52.9%, and earnings per ADR (2) were 26 US cents, a decrease of 58.7% compared with the same period of 2007.

Investments: For 2008, capital expenditures (capex) were the equivalent of 879 million dollars, of which 76.1% was used for growth projects in the voice, data and transport infrastructure and 23.6% for operational support projects and operating needs.

Debt: Total debt at December 31 was the equivalent of 7.908 billion dollars, of which 78.6% is long-term. Of the total debt, 79.4% is in foreign currency, equal to 6.275 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 5.451 billion dollars with a weighted average exchange rate of approximately 11.0634 pesos per dollar. Of total debt, 36.5% has fixed rates. If 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rates of 8.19% and 4.47%, respectively, are included, the proportion of debt with fixed rates is 60.0%.

Total net debt (3) decreased during the last twelve months the equivalent of 464 million dollars, raising the total to 7.455 billion dollars. TELMEX has a solid and healthy financial structure that allows us to maintain state-of-the-art-technology and support the development of telecommunications in the country.

Repurchase of shares: During the fourth quarter, the company used 1.791 billion pesos to repurchase 146 million 860 thousand of its own shares.

Relevant Figures

(2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.

Revenues	Ps.	30.967	Ps.	31.833	(2,7)	Ps.	124.105	Ps.	130.768	(5,1)
EBITDA (1)		13.776		14.164	(2,7)		57.708		62.309	(7,4)
EBITDA margin (%)		44,5		44,5	(0,0)		46,5		47,6	(1,1)
Operating income		9.252		9.437	(2,0)		39.743		43.884	(9,4)
Operating margin (%)		29,9		29,6	0,3		32,0		33,6	(1,6)
Majority income from continuing operations		2.978		6.617	(55,0)		20.177		28.889	(30,2)
Earnings per share (pesos)		0,16		0,34	(52,9)		1,09		1,49	(26,8)
Earnings per ADR (dollars) (2)		0,26		0,63	(58,7)		2,03		2,75	(26,2)
Outstanding shares (millions)		18.555		19.360	(4,2)		18.555		19.360	(4,2)
Equivalent ADRs (millions) (2)		928		968	(4,2)		928		968	(4,2)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Local	Ps.	11.804	Ps.	12.969	(9,0)	Ps.	48.982	Ps.	54.398	(10,0)
Domestic long distance		3.570		4.155	(14,1)		15.742		17.349	(9,3)
International long distance		2.407		2.248	7,1		8.793		9.679	(9,2)
Interconnection		4.756		5.378	(11,6)		19.140		22.604	(15,3)
Corporate networks		3.249		3.011	7,9		12.219		11.340	7,8
Internet		3.670		2.872	27,8		13.168		10.940	20,4
Others		1.511		1.200	25,9		6.061		4.458	36,0
Total		30.967		31.833	(2,7)		124.105		130.768	(5,1)

Costs and Expenses
Cost of sales and services		8.742		8.581	1,9		32.806		32.364	1,4
Commercial, administrative and general		5.188		5.304	(2,2)		19.831		19.553	1,4
Transport and interconnection		3.261		3.784	(13,8)		13.760		16.542	(16,8)
Depreciation and amortization		4.524		4.727	(4,3)		17.965		18.425	(2,5)
Total		21.715		22.396	(3,0)		84.362		86.884	(2,9)

Operating income		9.252		9.437	(2,0)		39.743		43.884	(9,4)

Other (revenues) expenses, net		(212)		309	NA		679		44	*

Comprehensive financing cost
Interest, net		2.171		1.178	84,3		6.739		5.219	29,1
Exchange loss, net		1.637		104	*		2.494		643	287,9
Monetary gain, net		-		(1.037)	NA		-		(2.513)	NA
Total		3.808		245	*		9.233		3.349	175,7

Equity interest in net income (loss) of affiliates		(132)		31	NA		(62)		17	NA

Income before income tax		5.524		8.914	(38,0)		29.769		40.508	(26,5)

Income tax		2.544		2.294	10,9		9.592		11.619	(17,4)

Income before noncontrolling interest		2.980		6.620	(55,0)		20.177		28.889	(30,2)

Noncontrolling interest, net		(2)		(3)	(33,3)		0		0	NA

Majority income from continuing operations	Ps.	2.978	Ps.	6.617	(55,0)	Ps.	20.177		28.889	(30,2)

Majority income from discontunued operations, net of income tax		0		1.756	NA		0		6.596	NA

Majority net income	Ps.	2.978	Ps.	8.373	(64,4)	Ps.	20.177		35.485	(43,1)

EBITDA (1)	Ps.	13.776	Ps.	14.164	(2,7)	Ps.	57.708		62.309	(7,4)

EBITDA margin (%)		44,5		44,5	0,0		46,5		47,6	(1,1)
Operating margin (%)		29,9		29,6	0,3		32,0		33,6	(1,6)

Exchange rate at December 31, 2008: 13.5383 pesos vs dollar
(*) higher than 1000%
NA not applicable

Balance Sheets
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]

		Dec 31,		Dec 31,
		2008		2007
Assets
Cash and cash equivalents	Ps.	6.137	Ps.	4.698
Other current assets		46.043		26.313
Plant, property and equipment, net		112.865		120.649
Other assets		6.319		5.113
Goodwill		276		432
Net prepaid benefit obligation		15.485		15.621
Total assets	Ps.	187.125	Ps.	172.826

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	22.883	Ps.	12.282
Other current liabilities		18.482		20.395
Long-term debt		84.172		79.180
Employee benefits		148		208
Deferred taxes		21.658		18.317
Deferred credits		411		285
Total liabilities		147.754		130.667
Stockholders' equity
Majority stockholders' equity		39.330		42.120
Noncontrolling interest		41		39
Total stockholders' equity		39.371		42.159
Total liabilities and stockholders' equity	Ps.	187.125	Ps.	172.826

Exchange rate at December 31, 2008: 13.5383 pesos vs dollar

Operating Results

						% Inc. vs.
	4Q 2008	3Q 2008	2Q 2008	1Q 2008	4Q 2007	4Q 2007

Lines in service (thousand units)	17.589	17.673	17.660	17.795	17.800	(1,2)

Local traffic (million units)
Local calls	5.419	5.699	5.644	5.820	5.995	(9,6)
Interconnection minutes (A) (B)	11.453	11.704	11.482	11.364	11.476	(0,2)

Long distance traffic (million minutes)
Domestic long distance (A)	4.920	4.946	5.119	4.702	4.574	7,6
International long distance
(incoming and outgoing) (B)	2.192	2.260	2.188	2.093	2.228	(1,6)

Billed line equivalents 64kbps (thousands)	4.016	3.552	3.388	3.093	2.715	47,9
Internet (thousands)	5.217	4.600	4.075	3.648	3.320	57,1
Prodigy (Dial-up)	207	238	271	332	396	(47,8)
Infinitum (ADSL)	5.010	4.362	3.804	3.316	2.924	71,3

(A) Includes domestic long distance calling party pays traffic
(B) Includes international long distance calling party pays traffic

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	11.693	Ps.	12.704	(8,0)	Ps.	48.363		53.314	(9,3)
LADA interconnection		1.250		972	28,6		4.145		3.964	4,6
Interconnection with operators		437		426	2,6		1.560		1.636	(4,6)
Interconnection with cellular operators		3.022		3.493	(13,5)		12.397		14.560	(14,9)
Other		3.811		3.310	15,1		14.936		13.115	13,9
Total		20.213		20.905	(3,3)		81.401		86.589	(6,0)

Costs and expenses
Cost of sales and services		6.191		6.160	0,5		23.444		23.053	1,7
Commercial, administrative and general		4.940		4.792	3,1		18.605		18.059	3,0
Interconnection		1.979		2.431	(18,6)		8.540		10.343	(17,4)
Depreciation and amortization		2.740		2.939	(6,8)		11.260		11.901	(5,4)
Total		15.850		16.322	(2,9)		61.849		63.356	(2,4)

Operating income	Ps.	4.363	Ps.	4.583	(4,8)	Ps.	19.552		23.233	(15,8)

EBITDA (1)	Ps.	7.103	Ps.	7.522	(5,6)	Ps.	30.812		35.134	(12,3)

EBITDA margin (%)		35,1		36,0	(0,9)		37,9		40,6	(2,7)
Operating margin (%)		21,6		21,9	(0,3)		24,0		26,8	(2,8)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Domestic long distance	Ps.	4.161	Ps.	4.914	(15,3)	Ps.	18.316	Ps.	20.461	(10,5)
International long distance		2.539	Ps.	2.384	6,5		9.138		10.571	(13,6)
Total		6.700	Ps.	7.298	(8,2)		27.454		31.032	(11,5)

Costs and expenses
Cost of sales and services		1.465		1.381	6,1		5.391		5.353	0,7
Commercial, administrative and general		1.420		1.501	(5,4)		5.783		5.984	(3,4)
Interconnection to the local network		2.101		1.985	5,8		7.900		8.669	(8,9)
Depreciation and amortization		553		601	(8,0)		2.211		2.331	(5,1)
Total		5.539		5.468	1,3		21.285		22.337	(4,7)

Operating income	Ps.	1.161	Ps.	1.830	(36,6)	Ps.	6.169	Ps.	8.695	(29,1)

EBITDA (1)	Ps.	1.714	Ps.	2.431	(29,5)	Ps.	8.380	Ps.	11.026	(24,0)

EBITDA margin (%)		25,6		33,3	(7,7)		30,5		35,5	(5,0)
Operating margin (%)		17,3		25,1	(7,8)		22,5		28,0	(5,5)

Statement of cash flows
[ millions of nominal mexican pesos )
		Twelve months
		ended
		December 31, 2008

Operating activities

Income before income tax:	Ps	29.769

Depreciation and amortization		17.965
Interest expense		7.319
Other items not requiring the use of cash		9.013
Total		64.066

Cash flows used by operating activities		(18.506)
Net cash flows provided by operating activities		45.560

Investing activities
investement in telephone plant		(10.081)
Other investments		(906)
Net cash flows used in investing activities		(10.987)

Excess of cash flows before financing activities		34.573

Financing activities
New loans		11.863
Repayment of loansAmortizaciones de financiamientos		(15.781)
Acquisition of own shares		(12.872)
Dividen paid		(7.609)
Interest paid		(4.873)
Other items		(3.897)
Net cash flows used in financing activities		(33.169)

Net increase in cash and cash equivalents		1.404
Exchange difference of cash and cash equivalents		35
Cash and cash equivalents at begining of periord		4.698
Cash and cash equivalents at end of periord		$6.137

Financial Statements Mexico
Income Statements of Communities with and without Presence
of the Competition at December 31, 2008.
[ million of nominal Mexican pesos ]

	Communities	Communities
	with presence of	without presence of
	competition *	competition *	Total
Revenues
Local	$34.021	$14.961	$48.982
Domestic long distance	14.719	1.023	15.742
International long distance	7.442	1.351	8.793
Interconnection	17.403	1.737	19.140
Corporate networks	12.219	0	12.219
Internet	12.641	527	13.168
Other	5.837	224	6.061
Total revenues	104.282	19.823	124.105

Costs and expenses	37.227	15.410	52.637
Interconnection	12.376	1.384	13.760
Depreciation and amortization	12.175	5.790	17.965
Total	61.778	22.584	84.362

Operating income	$42.504	$(2.761)	$39.743

EBITDA (1)	$54.679	$3.029	$57.708

EBITDA margin (%)	52,4	15,3	46,5
Operating margin (%)	40,8	(13,9)	32,0

* Figures are estimated

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Telmex Press Release: Highlights Fourth Quarter 2008.